

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 5, 2011

<u>Via E-mail</u>
Thomas R. Donahue
Chief Financial Officer
Federated Investors, Inc.
Federated Investors Tower
1001 Liberty Avenue
Pittsburgh, PA 15222-3799

     Re: **Federated Investors, Inc.**
           Form 10-K for Year Ended December 31, 2010
           Filed February 22, 2011
           Form 10-Q for Period Ended September 30, 2011
           Filed October 31, 2011
           File No. 1-14818

Dear Mr. Donahue:

     We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                           Sincerely,

                           /s/ Rufus Decker

                           Rufus Decker
                           Accounting Branch Chief